8275 S.Eastern Ave., Ste 200-17

Las Vegas, NV 89123

U.S. Securities & Exchange Commission                                                                                March 17, 2017

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Larry Spirgel, Assistant Director

Re:        Kinetic Group Inc.

              Registration Statement on Form S-1

              Filed February 14, 2017

              File No. 333-216047

Dear Mr. Spirgel:

Further to your letter dated March 8, 2017 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1. Based on the information provided in your registration statement, it appears that you are a shell company as defined in Rule 405 under the Securities Act. A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. We note that you have minimal assets, limited revenues to date and appear to have limited operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Throughout your prospectus, discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Referenced Background

The Securities Act of 1933, as amended, (the “Act”) governs sale of stock in a public corporation to the public.  Rule 144, promulgated pursuant to the Act, applies to the issuance and unrestricted sale of stock in a public company.  Specifically, Rule 144(i) provides that Rule 144 is not available to Issuers with no or nominal operations and no or nominal non-cash assets:

(1) [Rule 144] is not available for the resale of securities initially issued by an issuer defined below:

(i)    An issuer, other than a business combination related shell company, as defined in Rule 230.405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation AB (Item 229.1101(b) of this chapter), that has:

(A) No or nominal operations; and

(B) Either:

 (1) No or nominal assets;

(2) Assets consisting solely of cash and cash equivalents; or

(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

(C) An issuer that has been at any time previously an issuer described in paragraph (i)(1)(i).

(ii) Notwithstanding paragraph (i)(1), if the issuer of the securities previously had been an issuer described in paragraph (i)(1)(i) but has ceased to be an issuer described in paragraph (i)(1)(i); is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports (Rule 249.308 of this chapter); and has filed current "Form 10 information" with the Commission reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), then those securities may be sold subject to the requirements of this section after one year has elapsed from the date that the issuer filed "Form 10 information" with the Commission.

SEC’s Release No. 33-8869, footnote 172, published in the Federal Register/Vol. 72, No. 241/Monday, December 17, 2007, clarified the SECs intent regarding Rule 144(i) and its applicability to a “startup company” versus a “shell company”:

Rule 144(i) does not prohibit the resale of securities under Rule 144 that were not initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously such a company, even when the issuer is a reporting or non-reporting shell company at the time of sale. Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘‘startup company,’’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘‘no or nominal operations.’’ (Emphasis added).

Rule 144(i)

The Kinetic Group’s corporate documents show that the Company was incorporated in Nevada on June 6, 2014.  Our Form S-1 Registration Statement and our Financial Statements included in the Registration Statement reveal that the Company, in its Form S-1 and amendments thereto, had and currently has operations consistent with a start-up company and that it was and is currently generating revenue from its operations.  Furthermore, the Company disclosed in these documents that it was a “Development Stage Company” not a “shell company.”  Since the Company is a start-up company, implementing its business plan with a limited operating history, it does not meet the primary condition of having “no or nominal operations.”  Accordingly, it does not pass the first test to qualify as a shell company under Rule 144(i); thus, as stated by the SEC, Rule 144(i) does not apply.

Risk Factors, page 8

2. We note that all of your directors and executive officers reside outside the United States. Please include this disclosure in a risk factor heading and discuss the risks specific to effecting service of process, enforcing judgments, and bringing original actions outside of the United States.

We have included the required risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations for the three-month periods ended December 31, 2016 and 2015

Revenue, page 28

3. Refer to the second sentence. Please revise the reference to “December 31, 2015” to “December 31, 2016.”

We have revised the reference to the period end date as required.

Results of operations for the years ended September 30, 2016 and 2015, page 31

4. Please tell us and clarify the use of your website www.groupkinetic.com in terms of whether it is used strictly to develop customer leads and/or to provide digital marketing services that will generate revenues for you.

The site is used for development of customer leads. We have expanded disclosure regarding the use of our website as required.

Description of Our Business and Properties

Our Integrated Digital Marketing Services, page 37

5. Please tell us and disclose in more detail how you intend to monetize on the different revenue streams from your planned digital marketing services. Specifically, please disclose how your Pay-Per-Click management, SMS marketing, and social media marketing (such as blogs and social media posts) will be sold to and used by your customers, and how they will be monetized to generate revenues. Additionally, consider discussing how you plan to locate and use freelance designers and developers for your short-term projects. Please refer to Item 303 of Regulation S-K and Commission Release No. 33-8350.

We have expanded description of our digital marketing services with monetizing aspects of our operations. Also, we have provided the discussion on engagement of freelance designers and developers.

Pay-Per-Click (PPC) management, page 38

6. Please discuss in more detail how you expect to market or attract new clients with respect to your Pay-Per-Click management, SMS marketing, and Social Media marketing. Additionally, consider elaborating on your statement that you adopt best-practice pay-per-click methods to ensure you get the most out of your client campaigns.

We have provided the required discussion on attracting new clients and removed reference to “best-practice pay-per-click methods” from our registration statement.

Sincerely,

/s/ Yaroslav Startsev

Yaroslav Startsev

President